09046817

mondi

London Office

Building 1, 1st Floor
Aviator Park, Station Road
Addlestone KT15 2PG, United Kingdom
Tel: +44 (0)1932 826300
Fax: +44 (0)1932 826350
www.mondigroup.com

20 August 2009

Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, D.C. 20549
USA

SUPPL

Dear Sir

MONDI LIMITED – 82-35166
MONDI plc - FILE NO. 82-35165

In accordance with Rule 12g3-2(b), please find enclosed the following documents:

Mondi Limited

- Form CM34 filed with the South African Companies Registration Office on 27 May 2009.
- Form CM29 filed with the South African Companies Registration Office on 11 August 2009.

Mondi plc

- Form 288b filed with the UK Registrar of Companies on 5 August 2009.
- Form CM29 filed with the South African Companies Registration Office on 12 August 2009.

Should you have any queries, please don't hesitate to contact me.

Yours faithfully

Jenny Peterkin
Company Secretarial Assistant
Mondi Group

Tel. +44 (0)1932 826368
Fax. +44 (0)1932 826351
Email. jenny.peterkin@mondigroup.com

dlw 8/26

FILE NO. 82-35166

CM34

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

RECEIVED
2009 AUG 26 A 2:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date: 27/05/2009

Our Reference: 17423599
Box: **108307**
Sequence: **48**

MONDI LIMITED
POSTNET SUITE #444
PRIVATE BAG X1
MELROSE ARCH
2076

RE: Amendment to Company Information
Company Number: 1967/013038/06
Company Name: MONDI LIMITED

We have received a CM34 (Lodgment of financial statements, interim reports or provisional reports) from you dated 31/12/2008.

The CM34 was accepted and placed on file.

Yours truly
Registrar of Companies
LME

Please Note:

The attached certificate can be validated on the CIPRO web site at www.cipro.co.za.
The contents of the attached certificate was electronically transmitted to the South African Revenue Services.

CM34

Certificate issued by the Registrar of Companies & Close Corporations on Wednesday, May 27, 2009 02:48
Certificate of Confirmation

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Registration number	**1967 / 013038 / 06**
Enterprise Name	**MONDI LIMITED**
Enterprise Shortened Name	**None provided.**
Enterprise Translated Name	**None provided.**
Registration Date	**11/12/1967**
Business Start Date	**11/12/1967**
Enterprise Type	**Public Company**
Enterprise Status	**In Business**
Financial year end	**December**
Main Business/Main Object	**WHOLESALE AND RETAIL TRADE; REPAIR OF MOTOR VEHICLES, MOTOR CYCLES AND PERSONAL AND HOUSEHOLD GOODS; HOTELS AND RESTAURANTS**
Postal address	**POSTNET SUITE #444** **PRIVATE BAG X1** **MELROSE ARCH** **2076**
Address of registered office	**4TH FLOOR** **NO 3 MELROSE BOULEVARD** **MELROSE ARCH** **2196**

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
Registrar of Companies & Close Corporations
P O. BOX 429, PRETORIA, 0001, Republic of South Africa, Docex 256, PRETORIA
Call Centre Tel 086 154 3384 Website www.cipro.co.za, WAP www.cipro.co.za/mobile

Certificate issued by the Registrar of Companies & Close Corporations on Wednesday, May 27, 2009 02:48
Certificate of Confirmation

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Registration number	**1967 / 013038 / 06**
Enterprise Name	**MONDI LIMITED**

Auditors

Name	**DELOITTE AND TOUCHE**
Postal Address	**PRIVATE BAG X6** **GALLO MANOR** **2052**

Active Directors / Officers

Surname and first names	ID number or date of birth	Director type	Appointment date	Addresses
KING, ANDREW CHARLES WALLIS	6909135109086	Director	23/10/2008	**Postal**: POSTNET SUITE #444, PRIVATE BAG X1, MELROSE ARCH, 2076 **Residential**: 9 PORTER AVENUE, MELROSE NORTH, JOHANNESBURG, 2196
OSWALD, PETER JOSEF	620510	Director	01/01/2008	**Postal**: KELSENSTRASSE 7, 1032, VIENNA, AUSTRIA **Residential**: COBENZLGASSE 109, 1190, VIENNA, AUSTRIA
MATTEWS, COLIN STEPHEN	570804	Director	23/05/2007	**Postal**: 44 MAIN STREET, JOHANNESBURG, 2001 **Residential**: BRAE COTTAGE BUTE AVENUE, RICHMOND SURREY, 27 AX
PARKER, SIR JOHN	420804	Director	23/05/2007	**Postal**: 44 MAIN STREET, JOHANNESBURG, 2001 **Residential**: KEMENDINE COURT WOOD, NEWTOWN FERRERS, DEVON, PL 8 IBW
MKHIZE, IMOGEN NONHLANHLA	6305160715089	Director	23/05/2007	**Postal**: 44 MAIN STREET, JOHANNESBURG, 2001 **Residential**: 6 KERHODE PLACE, DURBAN NORTH, 4051
WILLIAMS, DAVID MICHAEL	470601	Director	23/05/2007	**Postal**: 44 MAIN STREET, JOHANNESBURG, 2001 **Residential**: BUNZL PLC 110 PARK STREET, LONDON, WIK 6NX
QUINN, ANNE CECILE	510407	Director	23/05/2007	**Postal**: 44 MAIN STREET, JOHANNESBURG, 2001 **Residential**: 31 CAPITAL WHARF, 50 WAPPING HIGH STREET, LONDON, E1W 1LY

Certificate issued by the Registrar of Companies & Close Corporations on Wednesday, May 27, 2009 02:48

Certificate of Confirmation

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

Active Directors / Officers

Surname and first names	ID number or date of birth	Director type	Appointment date	Addresses
RAMAPHOSA, CYRIL MATAMELA	5511175681087	Director	03/12/2004	Postal: SUITE 167 PRIVATE BAG X9924, SANDTON, 2146 Residential: 29 TEESDALE, HYDE PARK, JOHANNESBURG, 2196
LAUBSCHER, PHILIP ALBERT	5511185026086	Company Secretary (Natural Person)	23/01/2001	Postal: P O BOX 61587, MARSHALLTOWN, 2107 Residential: 67 TANA ROAD, SUNNINGHILL, 2157
HATHORN, DAVID ANDREW	6205215098004	Director	07/05/1997	Postal: P O BOX 61101, MARSHALLTOWN, 2107 Residential: 17B SPRINGHILL ROAD, RIVERCLUB, 2149

FILE NO. 82-35166

RECEIVED
2009 AUG 26 A 2:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CM29

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Date: 11/08/2009

Our Reference: 47251523

P MOLETE
E-mail: PALESA.MOLETE@MONDIGROUP.COM
P OSTNET SUITE #444
PRIVATE BAG X1
MELROSE ARCH
2076

RE: Amendment to Company Information
Company Number: 1967/013038/06
Company Name: MONDI LIMITED

We have received a CM29 (Contents of register of directors, auditors and officers) from you dated 11/08/2009.

The CM29 was accepted and placed on file.

The following change was effected:
Surname=PARKER
Full ForeNames=SIR JOHN
Id No=420804
Status :RESIGNEDNature of Change=DIRECTOR RESIGNED

Yours truly
Registrar of Companies

Please Note:

The attached certificate can be validated on the CIPRO web site at www.cipro.co.za.
The contents of the attached certificate was electronically transmitted to the South African Revenue Services.

CM29

Certificate issued by the Registrar of Companies & Close Corporations on Tuesday, August 11, 2009 12:58
Certificate of Confirmation

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

Registration Number	**1967 / 013038 / 06**
Enterprise Name	**MONDI LIMITED**
Enterprise Shortened Name	**None provided.**
Enterprise Translated Name	**None provided.**
Registration Date	**11/12/1967**
Business Start Date	**11/12/1967**
Enterprise Type	**Public Company**
Enterprise Status	**In Business**
Financial Year End	**December**
Tax Number	**9200017714**
Main Business/Main Object	**WHOLESALE AND RETAIL TRADE; REPAIR OF MOTOR VEHICLES, MOTOR CYCLES AND PERSONAL AND HOUSEHOLD GOODS; HOTELS AND RESTAURANTS**
Postal Address	**POSTNET SUITE #444 PRIVATE BAG X1 MELROSE ARCH 2076**
Address of Registered Office	**4TH FLOOR NO 3 MELROSE BOULEVARD MELROSE ARCH 2196**

Auditors

Name	**DELOITTE AND TOUCHE**
Postal Address	**PRIVATE BAG X6 GALLO MANOR 2052**

Active Directors / Officers

Surname and first names	ID number or date of birth	Director type	Appoint-ment date	Addresses
KING, ANDREW CHARLES WALLIS	6909135109086	Director	23/10/2008	Postal: POSTNET SUITE #444, PRIVATE BAG X1, MELROSE ARCH, 2076 Residential: 9 PORTER AVENUE, MELROSE NORTH, JOHANNESBURG, 2196
OSWALD, PETER JOSEF	620510	Director	01/01/2008	Postal: KELSENSTRASSE 7, 1032, VIENNA, AUSTRIA Residential: COBENZLGASSE 109, 1190, VIENNA, AUSTRIA

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE:

Registrar of Companies & Close Corporations

P.O. BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, PRETORIA.

Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile

CM29

Certificate issued by the Registrar of Companies & Close Corporations on Tuesday, August 11, 2009 12:58

Certificate of Confirmation

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Registration number **1967 / 013038 / 06**

Enterprise Name **MONDI LIMITED**

Active Directors / Officers

Surname and first names	ID number or date of birth	Director type	Appointment date	Addresses
MATTEWS, COLIN STEPHEN	570804	Director	23/05/2007	Postal: 44 MAIN STREET, JOHANNESBURG, 2001 Residential: BRAE COTTAGE BUTE AVENUE, RICHMOND SURREY, 27 AX
MKHIZE, IMOGEN NONHLANHLA	6305160715089	Director	23/05/2007	Postal: 44 MAIN STREET, JOHANNESBURG, 2001 Residential: 6 KERHODE PLACE, DURBAN NORTH, 4051
WILLIAMS, DAVID MICHAEL	470601	Director	23/05/2007	Postal: 44 MAIN STREET, JOHANNESBURG, 2001 Residential: BUNZL PLC 110 PARK STREET, LONDON, WIK 6NX
QUINN, ANNE CECILE	510407	Director	23/05/2007	Postal: 44 MAIN STREET, JOHANNESBURG, 2001 Residential: 31 CAPITAL WHARF, 50 WAPPING HIGH STREET, LONDON, E1W 1LY
RAMAPHOSA, CYRIL MATAMELA	5511175681087	Director	03/12/2004	Postal: SUITE 167 PRIVATE BAG X9924, SANDTON, 2146 Residential: 29 TEESDALE, HYDE PARK, JOHANNESBURG, 2196
LAUBSCHER, PHILIP ALBERT	5511185026086	Company Secretary (Natural Person)	23/01/2001	Postal: P O BOX 61587, MARSHALLTOWN, 2107 Residential: 67 TANA ROAD, SUNNINGHILL, 2157
HATHORN, DAVID ANDREW	6205215098004	Director	07/05/1997	Postal: P O BOX 61101, MARSHALLTOWN, 2107 Residential: 17B SPRINGHILL ROAD, RIVERCLUB, 2149

FILE NO. 82-35165

Companies House
— for the record —

288b (ef)

Termination of Appointment of a Director or Secretary

RECEIVED
2009 AUG 26 A 2: 14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

X0QTCC59

Company Name: **MONDI PLC**

Company Number: **06209386**

Received for filing in Electronic Format on the: **05/08/2009**

Resignation Details

Position: **DIRECTOR** *Date of resignation:* **04/08/2009**

Name: **JOHN PARKER**

Authorisation

Authoriser Designation: **secretary** *Date Authorised:* **05/08/2009** *Authenticated:* **Yes (E/W)**

FILE NO. 82-35165

CM29

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Date: 12/08/2009

Our Reference: 47255664

P MOLETE
E-mail: PALESA.MOLETE@MONDIGROUP.COM
P OSTNET SUITE #444
PRIVATE BAG X1
MELROSE ARCH
2076

RE: Amendment to Company Information
Company Number: 2007/014903/10
Company Name: MONDI PLC INCORPORATED IN ENGLAND AND WALES

We have received a CM29 (Contents of register of directors, auditors and officers) from you dated 12/08/2009.

The CM29 was accepted and placed on file.

The following change was effected:
Surname=PARKER
Full ForeNames=JOHN
Id No=420408
Status :RESIGNEDNature of Change=DIRECTOR RESIGNED

Yours truly
Registrar of Companies

Please Note:

The attached certificate can be validated on the CIPRO web site at www.cipro.co.za.
The contents of the attached certificate was electronically transmitted to the South African Revenue Services.

CM29

Certificate issued by the Registrar of Companies & Close Corporations on Wednesday, August 12, 2009 09:21
Certificate of Confirmation

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Registration Number	**2007 / 014903 / 10**
Enterprise Name	**MONDI PLC INCORPORATED IN ENGLAND AND WALES**
Enterprise Shortened Name	**None provided.**
Enterprise Translated Name	**None provided.**
Registration Date	**22/05/2007**
Business Start Date	**22/05/2007**
Enterprise Type	**External Company**
Enterprise Status	**In Business**
Financial Year End	**December**
Tax Number	**9372067166**
Main Business/Main Object	**CARRY THE BUSINESS OF A HOLDING COMPANY IN ALL ITS BRANCHES AND FOR THAT PURPOSE TO ACQUIRE**
Postal Address	**POSTNET SUITE #444 PRIVATE BAG X1 MELROSE ARCH SOUTH AFRICA 2076**
Address of Registered Office	**4TH FLOOR NO 3 MELROSE BOULEVARD MELROSE ARCH JOHANNESBURG SOUTH AFRICA 2196**

Auditors

Name	**DELOITTE AND TOUCHE**
Postal Address	**PRIVATE BAG X6 GALLO MANOR 2052**

Active Directors / Officers

Surname and first names	ID number or date of birth	Director type	Appointment date	Addresses
KING, ANDREW CHARLES WALLIS	6909135109086	Director	23/10/2008	Postal: POSTNET SUITE #444, PRIVATE BAG X1, MELROSE ARCH, SOUTH AFRICA, 2076 Residential: 9 PORTER AVENUE, MELROSE NORTH, JOHANNESBURG, 2196

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

Registrar of Companies & Close Corporations

P.O. BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, PRETORIA.

Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile

CM29

Certificate issued by the Registrar of Companies & Close Corporations on Wednesday, August 12, 2009 09:21

Certificate of Confirmation

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

Registration number 2007 / 014903 / 10

Enterprise Name MONDI PLC INCORPORATED IN ENGLAND AND WALES

Active Directors / Officers

Surname and first names	ID number or date of birth	Director type	Appointment date	Addresses
OSWALD, PETER JOSEF	620510	Director	01/01/2008	Postal: KELSENSTRASSE 7, 1032, VIENNA, AUSTRIA Residential: COBENZLGASSE 109, 1190, VIENNA, AUSTRIA
RAMAPHOSA, CYRIL MATAMELA	5211175681087	Director	22/05/2007	Postal: BUILDING 1, AVIATOR PARK, STATION ROAD, ADDLESTONE, SURREY, KT15 2PG, UNITED KINGDOM, 0000 Residential: POSTNET SUITE 167, PRIVATE BAG X9924, SANDTON, 2146
WILLIAMS, DAVID MICHAEL	460118	Director	22/05/2007	Postal: BUILDING 1, AVIATOR PARK, STATION ROAD, ADDLESTONE, SURREY, KT15 2PG, UNITED KINGDOM, 0000 Residential: BUNZL PLC, 110 PARK STREET, LONDON, W1K 6NX, UNITED KINGDOM, 0000
QUINN, ANNE CECILLE	510704	Director	22/05/2007	Postal: BUILDING 1, AVIATOR PARK, STATION ROAD, ADDLESTONE, SURREY, KT15 2PG, UNITED KINGDOM, 0000 Residential: 31 CAPITAL WHARF, 50 WAPPING HIGH STREET, LONDON, E1W 1LY, UNITED KINGDOM, 0000
MKHIZE, IMOGEN NONHLANHLA	6305160715089	Director	22/05/2007	Postal: BUILDING 1, AVIATOR PARK, STATION ROAD, ADDLESTONE, SURREY, KT15 2PG, UNITED KINGDOM, 0000 Residential: 6 KERHODE PLACE, DURBAN NORTH, 4051
MATTHEWS, COLIN STEPHEN	560420	Director	22/05/2007	Postal: BUILDING 1, AVIATOR PARK, STATION ROAD, ADDLESTONE, SURREY, KT15 2PG, UNITED KINGDOM, 0000 Residential: BRAE COTTAGE, BUTE AVENUE, RICHMOND, SURREY, TW10 7AX, UNITED KINGDOM, 0000
HUNT, CAROL ANNE	610422	Company Secretary (Natural Person)	22/05/2007	Postal: BUILDING 1 AVIATOR PARK, STATION ROAD ADDLESTONE, SURREY KT15 2PG, UNITED KINGDOM, 0000 Residential: 20 CARLTON HOUSE TERRACE, LONDON, SW1Y 5AN, 0000

Certificate issued by the Registrar of Companies & Close Corporations on Wednesday, August 12, 2009 09:21

Certificate of Confirmation

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Registration number	**2007 / 014903 / 10**
Enterprise Name	**MONDI PLC INCORPORATED IN ENGLAND AND WALES**

Active Directors / Officers

Surname and first names	ID number or date of birth	Director type	Appoint-ment date	Addresses
LAUBSCHER, PHILIP ALBERT	5511185026086	Officer	22/05/2007	Postal: POSTNET SUITE #444, MELROSE ARCH, JOHANNESBURG, SOUTH AFRICA, 2076 Residential: 67 TANA ROAD, SUNNINGHILL, SOUTH AFRICA, 2157
LAUBSCHER, PHILIP		Representative	22/05/2007	Postal: P O BOX 61101, MARSHALLTOWN, JOHANNESBURG, 2107 Residential: 55 MARSHALL STREET, JOHANNESBURG, 2001
HATHORN, DAVID ANDREW	6205215098087	Director	22/05/2007	Postal: POSTNET SUITE #444, PRIVATE BAG X1, MELROSE ARCH, SOUTH AFRICA, 2076 Residential: 17B SPRINGHILL ROAD, SANDTON, 2146

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
Registrar of Companies & Close Corporations
P.O. BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, PRETORIA.
Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile